

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Max Hooper
Chief Executive Officer
Global Blockchain Acquisition Corp.
6555 Sanger Road, Suite 200
Orlando, Florida 32827

> **Re: Global Blockchain Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 24, 2022**
> **CIK No. 0001894951**

Dear Dr. Hooper:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Cavas S. Pavri, Esq.